August 3, 2009

Via Facsimile and EDGAR

Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Douglas Brown
Re:	Responses to the Securities and Exchange Commission

Staff Comments dated July 31, 2009

Uranerz Energy Corporation

Registration Statement on Form S-3

Filed July 10,2009

File No. 333-160504

Ladies and Gentlemen:

Uranerz Energy Corporation (the “Company”) hereby respectfully submit this response to comments made by the Securities and Exchange Commission (“SEC”) on July 31, 2009, in regard to the Registration Statement on Form S-3 (File No. 333-160504) filed on July 10, 2009. For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Form S-3 Filed July 10, 2009

General

Comment No. 1

In your form 10-K for the fiscal year ended December 31, 2008, you disclose that your public float was $34,000,000 as of June 30, 2008. Please review the Transaction Requirements for eligibility to use Form S-3 found in General Instructions I.B. of Form S-3, particularly I.B.I (Primary Offerings by Certain Registrants) and I.B.6 (Limited Primary Offerings by Certain Other Registrants), and provide us with your analysis as to your eligibility to register this offering on Form S-3.

The Company’s Response

The Company has reviewed the Transaction Requirements for eligibility to use Form S-3 found in General Instruction I.B.1 (Primary Offerings by Certain Registrants) and hereby confirms that it meets the requirements to register this offering thereunder. The Company’s analysis of the aggregate market value of the Company’s voting and non-voting equity securities held by non-affiliates as of a day within 60 days of the filing of the Registration Statement on Form S-3 on July 10, 2009 is as follows:

Securities and Exchange Commission

August 3, 2009

Non-public Common Share holdings as of July 1, 2009 (Directors and Officers):

Name	Common Shares
Higgs *	3,830,240

Catchpole	1,450,100

Hartman	791,900

Leboe	12,000

Kirchner	334,622

Saxton	5,000

Bell	20,000

Dyck	3,000

Holmes	0

Brown	4,000

Hirschman	0

Total Non-Public Common Shares as of July 1, 2009:	6,450,862

Outstanding Common Shares as of July 1, 2009:	55,502,387

Total Public Common Shares as of July 1, 2009:	49,051,525

Last Trading Price of Common Shares on July 1, 2009:	$2.14

Public Float as of July 1, 2009:	$104,970,263.50

Securities and Exchange Commission

August 3, 2009

The Company notes that it does not have any shareholders that hold 10% or more of its shares of common stock. Per the above calculation, the Company’s aggregate market value for its voting and non-voting equity securities held by non-affiliates was well above the required amount of $75 million to qualify for eligibility to use Form S-3 under General Instruction I.B.1 (Primary Offerings by Certain Registrants).

The Company notes that the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter as stated on the Company’s Form 10-K as filed with the Commission on March 12, 2009 was inadvertently misstated. Due to inadvertent error, the stated amount of $34,000,000 was calculated as of December 31, 2008, using the last trade price on that day of $0.62. The correct calculation, as of June 30, 2008, is 49,139,846 (Total Shares held by Non-Affiliates) X $3.29 (Last Trade Price on June 30, 2008) = $161,670,093.

The Company notes that it correctly indicates on the Form 10-K as filed March 12, 2009, that it is an accelerated filer and the Company has been filing reports as an accelerated filer throughout the current fiscal year. The Company hereby undertakes to ensure that all future calculations reported on Form 10-K regarding the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter will be computed and reported correctly and accurately.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or need additional information, please do not hesitate to contact our legal counsel, Dorsey & Whitney LLP, attention Jason Brenkert at 303-352-1133.

Sincerely,

/s/ Dennis Higgs
Dennis Higgs

Chairman of the Board